Exhibit 99.1

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For Inclusion in Form 10-K

Filed with

United States Securities and Exchange Commission

December 31, 2010

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

New York Mortgage Trust, Inc.

We have audited the accompanying consolidated balance sheets of New York Mortgage Trust, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Mortgage Trust, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York

March 3, 2011

PART I. FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
ASSETS

Investment securities - available for sale, at fair value (including pledged securities of $38,475 and $91,071 at December 31, 2010 and 2009, respectively)	$86,040	$176,691
Mortgage loans held in securitization trusts (net)	228,185	276,176
Mortgage loans held for investment	7,460	—
Investment in limited partnership	18,665	—
Cash and cash equivalents	19,375	24,522
Receivable for securities sold	5,653	—
Receivables and other assets	8,916	11,425

Total Assets	$374,294	$488,814

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Financing arrangements, portfolio investments	$35,632	$85,106
Collateralized debt obligations	219,993	266,754
Derivative liabilities	1,087	2,511
Accrued expenses and other liabilities	4,095	6,713
Convertible preferred debentures (net)	—	19,851
Subordinated debentures (net)	45,000	44,892

Total liabilities	305,807	425,827

Commitments and Contingencies
Stockholders’ Equity:
Common stock, $0.01 par value, 400,000,000 shares authorized, 9,425,442 and 9,415,094, shares issued and outstanding at December 31, 2010 and 2009, respectively	94	94
Additional paid-in capital	135,300	142,519
Accumulated other comprehensive income	17,732	11,818
Accumulated deficit	(84,639)	(91,444)

Total stockholders’ equity	68,487	62,987

Total Liabilities and Stockholders’ Equity	$374,294	$488,814

See notes to consolidated financial statements.

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	For the Year Ended December 31,
	2010	2009

INTEREST INCOME	$19,899	$31,095

INTEREST EXPENSE:
Investment securities and loans held in securitization trusts	4,864	8,572
Subordinated debentures	2,473	3,189
Convertible preferred debentures	2,274	2,474

Total interest expense	9,611	14,235

NET INTEREST INCOME	10,288	16,860

OTHER INCOME (EXPENSE):
Provision for loan losses	(2,230)	(2,262)
Impairment loss on investments	(296)	(119)
Income from investment in limited partnership	496	—
Realized gain on investment securities and related hedges	5,362	3,282

Total other income (expense)	3,332	901

General, administrative and other expenses	7,950	6,877

INCOME FROM CONTINUING OPERATIONS	5,670	10,884
Income from discontinued operation - net of tax	1,135	786

NET INCOME	$6,805	$11,670

Basic income per common share	$0.72	$1.25

Diluted income per common share	$0.72	$1.19

Dividends declared per common share	$0.79	$0.91

Weighted average shares outstanding-basic	9,422	9,367

Weighted average shares outstanding-diluted	9,422	11,867

See notes to consolidated financial statements.

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2010 and 2009

(Dollar amounts in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Comprehensive Income	Total
Balance, January 1, 2009	$93	$150,790	$(103,114)	$(8,521)		$39,248
Net income			11,670		$11,670	11,670
Dividends declared		(8,531)				(8,531)
Restricted stock	1	260				261
Reclassification adjustment for net gain included in net income				(2,657)	(2,657)	(2,657)
Increase in net unrealized gain on available for sale securities				20,340	20,340	20,340
Increase in fair value of derivative instruments utilized for cash flow hedges				2,656	2,656	2,656

Comprehensive income					32,009

Balance, January 1, 2010	94	142,519	(91,444)	11,818		62,987

Net income			6,805		6,805	6,805
Dividends declared		(7,444)				(7,444)
Restricted stock		225				225
Reclassification adjustment for net gain included in net income				(5,011)	(5,011)	(5,011)
Increase in net unrealized gain on available for sale securities				9,106	9,106	9,106
Increase in fair value of derivative instruments utilized for cash flow hedges				1,819	1,819	1,819

Comprehensive income					$12,719

Balance, December 31, 2010	$94	$135,300	$(84,639)	$17,732		$68,487

See notes to consolidated financial statements.

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	For the Year Ended December 31,
	2010	2009
Cash Flows from Operating Activities:
Net income	$6,805	$11,670
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	669	1,435
Net accretion on investment securities and mortgage loans held in securitization trusts	(3,248)	(743)
Realized gain on securities and related hedges	(5,362)	(3,280)
Impairment loss on investment securities	296	119
Proceeds from repayments or sales of mortgage loans	32	1,196
Provision for loan losses	2,230	2,262
Income from investment in limited partnership	(496)	—
Distributions from investment in limited partnership	234	—
Restricted stock issuance	225	261
Other	—	270
Changes in operating assets and liabilities:
Receivables and other assets	269	795
Accrued expenses and other liabilities	(1,959)	(2,212)

Net cash (used in) provided by operating activities	(305)	11,773

Cash Flows from Investing Activities:
Restricted cash	1,610	4,910
Purchases of investment securities	(5)	(43,869)
Issuance of mortgage loans held for investment	(7,460)	—
Purchase of investment in limited partnership	(19,359)	—
Proceeds from investment in limited partnership	956	—
Proceeds from sales of investment securities	46,024	296,553
Principal repayments received on mortgage loans held in securitization trusts	45,744	68,914
Principal paydowns on investment securities - available for sale	52,174	70,343

Net cash provided by investing activities	119,684	396,851

Cash Flows from Financing Activities:
Decrease in financing arrangements	(49,474)	(317,223)
Dividends paid	(8,102)	(7,108)
Redemption of convertible preferred debentures	(20,000)	—
Payments made on collateralized debt obligations	(46,950)	(69,158)

Cash used in financing activities	(124,526)	(393,489)

Net (Decrease) Increase in Cash and Cash Equivalents	(5,147)	15,135
Cash and Cash Equivalents - Beginning of Year	24,522	9,387

Cash and Cash Equivalents - End of Year	$19,375	$24,522

Supplemental Disclosure:
Cash paid for interest	$9,730	$13,456

Non-Cash Investment Activities:
Sale of investment securities not yet settled	$5,653	$—

Non-Cash Financing Activities:
Dividends declared to be paid in subsequent period	$1,697	$2,355

Grant of restricted stock	$183	$261

See notes to consolidated financial statements.

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization - New York Mortgage Trust, Inc., together with its consolidated subsidiaries (“NYMT,” the “Company,” “we,” “our” and “us”), is a real estate investment trust, or REIT, in the business of acquiring, investing in, financing and managing primarily mortgage-related assets. Our principal business objective is to generate net income for distribution to our stockholders resulting from the spread between the interest and other income we earn on our interest-earning assets and the interest expense we pay on the borrowings that we use to finance our leveraged assets and our operating costs, which we refer to as our net interest income. We intend to achieve this objective by investing in a broad class of mortgage-related and financial assets that in aggregate will generate what we believe are attractive risk-adjusted total returns for our stockholders. We also may opportunistically acquire and manage various other types of mortgage-related and financial assets that we believe will compensate us appropriately for the risks associated with them.

The Company conducts its business through the parent company, NYMT, and several subsidiaries, including special purpose subsidiaries established for loan securitization purposes, a taxable REIT subsidiary ("TRS") and a qualified REIT subsidiary ("QRS"). The Company conducts certain of its portfolio investment operations through its wholly-owned TRS, Hypotheca Capital, LLC (“HC”), in order to utilize, to the extent permitted by law, some or all of a net operating loss carry-forward held in HC that resulted from the Company's exit from the mortgage lending business. Prior to March 31, 2007, the Company conducted substantially all of its mortgage lending business through HC. The Company's wholly-owned QRS, New York Mortgage Funding, LLC (“NYMF”), currently holds certain mortgage-related assets for regulatory compliance purposes. The Company also may conduct certain other portfolio investment operations related to its alternative investment strategy through NYMF. The Company consolidates all of its subsidiaries under generally accepted accounting principles in the United States of America (“GAAP”).

The Company is organized and conducts its operations to qualify as a REIT for federal income tax purposes. As such, the Company will generally not be subject to federal income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by the due date of its federal income tax return and complies with various other requirements.

Basis of Presentation - The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements of the Company include the accounts of all subsidiaries; significant intercompany accounts and transactions have been eliminated.

Prior period amounts have been reclassified to conform to current period classifications, including the reclassification of assets and liabilities related to discontinued operations on the balance sheet from a separate line item to receivables and other assets and accounts payable, accrued expenses and liabilities.

The Company has evaluated all events or transactions through the date of this filing. The Company did not have any material subsequent events that impacted its consolidated financial statements.

Effective July 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification, (the “Codification”), which is now the source of authoritative GAAP. While the Codification did not change GAAP, all existing authoritative accounting literature, with certain exceptions, was superseded and incorporated into the Codification. As a result, pre-Codification references to GAAP have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks and overnight deposits. The Company maintains its cash and cash equivalents in highly rated financial institutions, and at times these balances exceed insurable amounts.

Receivables and Other Assets – Receivables and other assets totaled $8.9 million as of December 31, 2010, and consist of $4.0 million of assets related to discontinued operations, $1.4 million of restricted cash, $1.1 million related to escrow advances, $0.7 million of real estate owned (“REO”) in securitization trusts, $0.6 million of capitalization expenses related to equity and bond issuance cost, $0.6 million of accrued interest receivable, $0.4 million of prepaid expenses and $0.1 million of deferred tax asset. The restricted cash of $1.4 million includes $1.2 million held by counterparties as collateral for hedging instruments and $0.2 million as collateral for a letter of credit related to the lease of the Company’s corporate headquarters. Receivables and other assets totaled $11.4 million as of December 31, 2009, and consist of $4.2 million of assets related to discontinued operations, $3.0 million of restricted cash, $2.0 million of accrued interest receivable, $0.7 million of other assets, $0.5 million of real estate owned (“REO”) in securitization trusts, $0.5 million of capitalization expenses related to equity and bond issuance cost, $0.3 million of prepaid expenses and $0.2 million related to escrow advances. The restricted cash of $3.0 million includes $2.9 million held by counterparties as collateral for hedging instruments and $0.1 million as collateral for a letter of credit related to the lease of the Company’s corporate headquarters.

Investment Securities Available for Sale - The Company's investment securities include RMBS comprised of Fannie Mae, Freddie Mac, non-Agency RMBS and CLOs. Investment securities are classified as available for sale securities and are reported at fair value with unrealized gains and losses reported in other comprehensive income (“OCI”). Realized gains and losses recorded on the sale of investment securities available for sale are based on the specific identification method and included in realized gain (loss) on sale of securities and related hedges in the consolidated statements of operations. Purchase premiums or discounts on investment securities are amortized or accreted to interest income over the estimated life of the investment securities using the effective yield method. Adjustments to amortization are made for actual prepayment activity.

When the fair value of an investment security is less than its amortized cost at the balance sheet date, the security is considered impaired. The Company assesses its impaired securities on at least a quarterly basis, and designates such impairments as either “temporary” or “other-than-temporary.” If the Company intends to sell an impaired security, or it is more likely than not that it will be required to sell the impaired security before its anticipated recovery, then it must recognize an other-than-temporary impairment through earnings equal to the entire difference between the investment’s amortized cost and its fair value at the balance sheet date. If the Company does not expect to sell an other-than-temporarily impaired security, only the portion of the other-than-temporary impairment related to credit losses is recognized through earnings with the remainder recognized as a component of other comprehensive income (loss) on the consolidated balance sheet. Impairments recognized through other comprehensive income (loss) do not impact earnings. Following the recognition of an other-than-temporary impairment through earnings, a new cost basis is established for the security and may not be adjusted for subsequent recoveries in fair value through earnings. However, other-than-temporary impairments recognized through earnings may be accreted back to the amortized cost basis of the security on a prospective basis through interest income. The determination as to whether an other-than-temporary impairment exists and, if so, the amount considered other-than-temporarily impaired is subjective, as such determinations are based on both factual and subjective information available at the time of assessment. As a result, the timing and amount of other-than-temporary impairments constitute material estimates that are susceptible to significant change.

Mortgage Loans Held in Securitization Trusts - Mortgage loans held in securitization trusts are certain adjustable rate mortgage (“ARM”) loans transferred to New York Mortgage Trust 2005-1, New York Mortgage Trust 2005-2 and New York Mortgage Trust 2005-3 that have been securitized into sequentially rated classes of beneficial interests. Mortgage loans held in securitization trusts are carried at their unpaid principal balances, net of unamortized premium or discount, unamortized loan origination costs and allowance for loan losses.

Interest income is accrued and recognized as revenue when earned according to the terms of the mortgage loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued when, in management’s opinion, the interest is not collectible in the normal course of business, but in no case when payment becomes greater than 90 days delinquent. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Mortgage Loans Held for Investment – Mortgage loans held for investment are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in interest income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, loan specific valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan’s original effective interest rate, (ii) the estimated fair value of the loan’s underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan’s observable market price.

Investment in Limited Partnership Interest – The Company has an equity investment in a limited partnership. In circumstances where the Company has a non-controlling interest but either owns a significant interest or is able to exert influence over the affairs of the enterprise, the Company utilizes the equity method of accounting. Under the equity method of accounting, the initial investment is increased each period for additional capital contributions and a proportionate share of the entity’s earnings and decreased for cash distributions and a proportionate share of the entity’s losses.

Management periodically reviews its investments for impairment based on projected cash flows from the entity over the holding period. When any impairment is identified, the investments are written down to recoverable amounts.

Allowance for Loan Losses on Mortgage Loans Held in Securitization Trusts - We establish an allowance for loan losses based on management’s judgment and estimate of credit losses inherent in our portfolio of mortgage loans held in securitization trusts.

Estimation involves the consideration of various credit-related factors including but not limited to, macro-economic conditions, the current housing market conditions, loan-to-value ratios, delinquency status, historical credit loss severity rates, purchased mortgage insurance, the borrower’s current economic condition and other factors deemed to warrant consideration. Additionally, we look at the balance of any delinquent loan and compare that to the current value of the collateralizing property. We utilize various home valuation methodologies including appraisals, broker pricing opinions (“BPOs”), internet-based property data services to review comparable properties in the same area or consult with a realtor in the property’s area.

Comparing the current loan balance to the property value determines the current loan-to-value (“LTV”) ratio of the loan. Generally, we estimate that a first lien loan on a property that goes into a foreclosure process and becomes real estate owned (“REO”), results in the property being disposed of at approximately 84% of the current appraised value. This estimate is based on management’s experience as well as realized severity rates since issuance of our securitizations. During 2008, as a result of the significant deterioration in the housing market, we revised our policy to estimate recovery values based on current home valuations less expected costs to dispose. These costs typically approximate 16% of the current home value. It is possible given the deteriorating market conditions experienced since 2008 that we may realize less than that return in certain cases. Thus, for a first lien loan that is delinquent, we will adjust the property value down to approximately 84% of the current property value and compare that to the current balance of the loan. The difference determines the base provision for the loan loss taken for that loan. This base provision for a particular loan may be adjusted if we are aware of specific circumstances that may affect the outcome of the loss mitigation process for that loan. Predominately, however, we use the base reserve number for our reserve.

The allowance for loan losses will be maintained through ongoing provisions charged to operating income and will be reduced by loans that are charged off. As of December 31, 2010 the allowance for loan losses held in securitization trusts totaled $2.6 million. The allowance for loan losses was $2.6 million at December 31, 2009.

Financing Arrangements, Portfolio Investments - Investment securities available for sale are typically financed with repurchase agreements, a form of collateralized borrowing which is secured by the securities on the balance sheet. Such financings are recorded at their outstanding principal balance with any accrued interest due recorded as an accrued expense.

Collateralized Debt Obligations (“CDO”) - We use CDOs to permanently finance our loans held in securitization trusts. For financial reporting purposes, the ARM loans held as collateral are recorded as assets of the Company and the CDO is recorded as the Company’s debt. The transaction includes interest rate caps which are held by the securitization trust and recorded as an asset or liability of the Company. The Company has completed four securitizations since inception, the first three were accounted for as a permanent financing and the fourth was accounted for as a sale and accordingly, not included in the Company’s financial statements.

Subordinated Debentures (Net) - Subordinated debentures are trust preferred securities that are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities are classified as subordinated debentures in the liability section of the Company’s consolidated balance sheet.

Convertible Preferred Debentures (Net) - The Company issued $20.0 million in Series A Convertible Preferred Stock that matured on December 31, 2010. The outstanding shares were redeemed by the Company at the $20.00 per share liquidation preference plus accrued dividends on December 31, 2010.

Derivative Financial Instruments - The Company has developed risk management programs and processes, which include investments in derivative financial instruments designed to manage interest rate risk associated with its securities investment activities.

Derivative instruments contain an element of risk in the event that the counterparties may be unable to meet the terms of such agreements. The Company minimizes its risk exposure by limiting the counterparties with which it enters into contracts to banks and investment banks who meet established credit and capital guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any loss due to counterparty default. In addition, all outstanding interest rate swap agreements have bi-lateral margin call capabilities, meaning the Company will require margin for interest rate swaps that are in the Company’s favor, minimizing any amounts at risk.

Interest Rate Risk - The Company hedges the aggregate risk of interest rate fluctuations with respect to its borrowings, regardless of the form of such borrowings, which require payments based on a variable interest rate index. The Company generally intends to hedge only the risk related to changes in the benchmark interest rate (London Interbank Offered Rate (“LIBOR”). The Company applies hedge accounting utilizing the cash flow hedge criteria.

In order to reduce such risks, the Company enters into swap agreements whereby the Company receives floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to a fixed rate. The Company also enters into cap agreements whereby, in exchange for a premium, the Company is reimbursed for interest paid in excess of a certain capped rate.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including:

•	the items to be hedged expose the Company to interest rate risk; and

•	the interest rate swaps or caps are expected to be and continue to be highly effective in reducing the Company’s exposure to interest rate risk.

The fair values of the Company’s interest rate swap agreements and interest rate cap agreements are based on values provided by dealers who are familiar with the terms of these instruments. Correlation and effectiveness are periodically assessed at least quarterly based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instruments are reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instruments in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps, will be recognized in current earnings.

Termination of Hedging Relationships - The Company employs a number of risk management monitoring procedures to ensure that the designated hedging relationships are demonstrating, and are expected to continue to demonstrate, a high level of effectiveness. Hedge accounting is discontinued on a prospective basis if it is determined that the hedging relationship is no longer highly effective or expected to be highly effective in offsetting changes in fair value of the hedged item.

Additionally, the Company may elect to un-designate a hedge relationship during an interim period and re-designate upon the rebalancing of a hedge profile and the corresponding hedge relationship. When hedge accounting is discontinued, the Company continues to carry the derivative instruments at fair value with changes recorded in current earnings.

Revenue Recognition. Interest income on our residential mortgage loans and mortgage-backed securities is a combination of the interest earned based on the outstanding principal balance of the underlying loan/security, the contractual terms of the assets and the amortization of yield adjustments, principally premiums and discounts, using generally accepted interest methods. The net GAAP cost over the par balance of self-originated loans held for investment and premium and discount associated with the purchase of mortgage-backed securities and loans are amortized into interest income over the lives of the underlying assets using the effective yield method as adjusted for the effects of estimated prepayments. Estimating prepayments and the remaining term of our interest yield investments require management judgment, which involves, among other things, consideration of possible future interest rate environments and an estimate of how borrowers will react to those environments, historical trends and performance. The actual prepayment speed and actual lives could be more or less than the amount estimated by management at the time of origination or purchase of the assets or at each financial reporting period.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps will be recognized in current earnings.

Other Comprehensive Income (Loss) - Other comprehensive income (loss) is comprised primarily of income (loss) from changes in value of the Company’s available for sale securities, and the impact of deferred gains or losses on changes in the fair value of derivative contracts hedging future cash flows.

Employee Benefits Plans - The Company sponsors a defined contribution plan (the “Plan”) for all eligible domestic employees. The Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer up to 15% of their pre-tax earnings, subject to the annual Internal Revenue Code contribution limit. The Company may match contributions up to a maximum of 25% of the first 5% of salary. Employees vest immediately in their contribution and vest in the Company’s contribution at a rate of 25% after two full years and then an incremental 25% per full year of service until fully vested at 100% after five full years of service. There were no contributions to the Plan for the years ended December 31, 2010 and 2009.

Stock Based Compensation - Compensation expense for equity based awards is recognized over the vesting period of such awards, based upon the fair value of the stock at the grant date.

Income Taxes - The Company operates so as to qualify as a REIT under the requirements of the Internal Revenue Code. Requirements for qualification as a REIT include various restrictions on ownership of the Company’s stock, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders of which 85% plus any undistributed amounts from the prior year must be distributed within the taxable year in order to avoid the imposition of an excise tax. The remaining balance may extend until timely filing of the Company’s tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

HC is a taxable REIT subsidiary and therefore subject to corporate federal income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base upon the change in tax status. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting Standards Codification Topic 740 Accounting for Income Taxes (“ASC 740”) provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. In situations involving uncertain tax positions related to income tax matters, we do not recognize benefits unless it is more likely than not that they will be sustained. ASC 740 was applied to all open taxable years as of the effective date. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based on factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. The Company will recognize interest and penalties, if any, related to uncertain tax positions as income tax expense.

Earnings Per Share - Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Loans Sold to Third Parties – The Company sold its discontinued mortgage lending business in March 2007. In the normal course of business, the Company is obligated to repurchase loans based on violations of representations and warranties in the loan sale agreements. The Company did not repurchase any loans during the twelve months ended December 31, 2010 and 2009.

The Company periodically receives repurchase requests based on alleged violations of representations and warranties, each of which management reviews to determine, based on management’s experience, whether such requests may reasonably be deemed to have merit. As of December 31, 2010, we had a total of $2.0 million of unresolved repurchase requests that management concluded may reasonably be deemed to have merit, against which the Company has a reserve of approximately $0.3 million. The reserve is based on one or more of the following factors; historical settlement rates, property value securing the loan in question and specific settlement discussions with third parties.

A Summary of Recent Accounting Pronouncements Follows:

Fair Value Measurements and Disclosures (ASC 820)

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurement, to enhance the usefulness of fair value measurements. The amended guidance requires both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. This ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. This ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, this ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. This ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard did not affect our financial condition, results of operations or cash flows.

Consolidation (ASC 810)

In June 2009, the FASB amended the guidance for determining whether an entity is a variable interest entity, or VIE, including requiring a qualitative rather than quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether an enterprise is the primary beneficiary of a VIE, and enhanced disclosures about an enterprise’s involvement with a VIE. The guidance requires an entity to consolidate a VIE if (i) it has the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The pronouncement is effective for fiscal years beginning after November 15, 2009. On January 1, 2010, the Company adopted the FASB guidance for determining whether an entity is a variable interest entity; such adoption did not have a material effect on our financial condition, results of operations or cash flows.

Receivables (ASC 310)

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The ASU amends FASB Accounting Standards Codification Topic 310, Receivables, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivables, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. This ASU is effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures related to troubled debt restructurings have been temporarily delayed. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of this standard did not affect our financial condition, results of operations or cash flows.

2.	Investment Securities Available For Sale, at Fair Value

Investment securities available for sale consist of the following as of December 31, 2010 (dollar amounts in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value
Agency RMBS (1)	$45,865	$1,664	$—	$47,529
Non Agency RMBS	10,071	80	(1,166)	8,985
CLOs	11,286	18,240	—	29,526

Total	$67,222	$19,984	$(1,166)	$86,040

(1)	Agency RMBS includes only Fannie Mae issued securities at December 31, 2010.

Investment securities available for sale consist of the following as of December 31, 2009 (dollar amounts in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value
Agency RMBS (1)	$112,525	$3,701	$—	$116,226
Non Agency RMBS	40,257	4,764	(2,155)	42,866
CLOs	9,187	8,412	—	17,599

Total	$161,969	$16,877	$(2,155)	$176,691

(1)	Agency RMBS includes only Fannie Mae issued securities at December 31, 2009.

The Company commenced its strategy of diversifying its portfolio to manage more elements of credit risk by purchasing $46.0 million face amount of CLOs on March 31, 2009 at a purchase price of approximately $9.0 million. This marked the Company’s first investment outside of RMBS or other mortgage-related assets. In addition, during the second and third quarters of 2009, the Company further diversified its portfolio by purchasing approximately $45.6 million current par value of non-Agency RMBS at an average cost of 60% of par. The $45.6 million current par value of non-Agency RMBS purchased represents the senior cash flows of the applicable deal structures.

The Company had proceeds from sales of investment securities of $46.0 million and $296.6 million for the years ended December 31, 2010 and 2009, respectively, and reclassified net gains from accumulated other comprehensive income into earnings of $5.0 million and $2.7 million for the years ended December 31, 2010 and 2009, respectively.

Actual maturities of our available for sale securities are generally shorter than stated contractual maturities (which range up to 27 years), as they are affected by the contractual lives of the underlying mortgages, periodic payments and prepayments of principal. As of December 31, 2010 and 2009, the weighted average expected life of the Company’s available for sale securities portfolio is approximately 21 years and 26 years, respectively.

The following tables set forth the stated reset periods of our investment securities available for sale at December 31, 2010 (dollar amounts in thousands):

	Less than 6 Months	More than 6 Months To 24 Months	More than 24 Months To 60 Months	Total
	Carrying Value	Carrying Value	Carrying Value	Carrying Value
Agency RMBS	$25,816	$5,313	$16,400	47,529
Non-Agency RMBS	8,985	—	—	8,985
Collateralized Loan Obligation	29,526	—	—	29,526

Total	$64,327	$5,313	$16,400	$86,040

The following tables set forth the stated reset periods of our investment securities available for sale at December 31, 2009 (dollar amounts in thousands):

	Less than 6 Months	More than 6 Months To 24 Months	More than 24 Months To 60 Months	Total
	Carrying Value	Carrying Value	Carrying Value	Carrying Value
Agency RMBS	$—	$42,893	$73,333	$116,226
Non-Agency RMBS	22,065	4,865	15,936	42,866
Collateralized Loan Obligation	17,599	—	—	17,599

Total	$39,664	$47,758	$89,269	$176,691

The following table presents the Company’s investment securities available for sale in an unrealized loss position, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and December 31, 2009, respectively, as follows (dollar amounts in thousands):

December 31, 2010	Less than 12 Months		Greater than 12 months		Total
	Carrying Value	Gross Unrealized Losses	Carrying Value	Gross Unrealized Losses	Carrying Value	Gross Unrealized Losses
Non-Agency RMBS	$—	$—	$6,436	$1,166	$6,436	$1,166

Total	$—	$—	$6,436	$1,166	$6,436	$1,166

December 31, 2009	Less than 12 Months		Greater than 12 months		Total
	Carrying Value	Gross Unrealized Losses	Carrying Value	Gross Unrealized Losses	Carrying Value	Gross Unrealized Losses
Non-Agency RMBS	$—	$—	$14,693	$2,155	$14,693	$2,155

Total	$—	$—	$14,693	$2,155	$14,693	$2,155

3.	Mortgage Loans Held in Securitization Trusts and Real Estate Owned

Mortgage loans held in securitization trusts (net) consist of the following at December 31, 2010 and December 31, 2009 (dollar amounts in thousands):

	December 31,
	2010	2009
Mortgage loans principal amount	$229,323	$277,007

Deferred origination costs – net	1,451	1,750
Reserve for loan losses	(2,589)	(2,581)

Total	$228,185	$276,176

Allowance for Loan losses - The following table presents the activity in the Company’s allowance for loan losses on mortgage loans held in securitization trusts for the years ended December 31, 2010 and 2009, respectively (dollar amounts in thousands):

	Years ended December 31,
	2010	2009
Balance at beginning of period	$2,581	$844
Provisions for loan losses	1,560	2,192
Transfer to real estate owned	(564)	(406)
Charge-offs	(988)	(49)

Balance at the end of period	$2,589	$2,581

On an ongoing basis, the Company evaluates the adequacy of its allowance for loan losses. The Company’s allowance for loan losses at December 31, 2010 was $2.6 million, representing 113 basis points of the outstanding principal balance of loans held in securitization trusts as of December 31, 2010, as compared to 93 basis points as of December 31, 2009. As part of the Company’s allowance for loan adequacy analysis, management will access an overall level of allowances while also assessing credit losses inherent in each non-performing mortgage loan held in securitization trusts. These estimates involve the consideration of various credit related factors, including but not limited to, current housing market conditions, current loan to value ratios, delinquency status, borrower’s current economic and credit status and other relevant factors.

Real Estate Owned – The following table presents the activity in the Company’s real estate owned held in securitization trusts for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

	December 31,
	2010	2009
Balance at beginning of period	$546	$1,366
Write downs	(193)	(70)
Transfer from mortgage loans held in securitization trusts	1,398	826
Disposal	(1,011)	(1,576)

Balance at the end of period	$740	$546

Real estate owned held in securitization trusts are included in receivables and other assets on the balance sheet and write downs are included in provision for loan losses in the statement of operations for reporting purposes.

All of the Company’s mortgage loans and real estate owned held in securitization trusts are pledged as collateral for the collateralized debt obligations (“CDOs”) issued by the Company. As of December 31, 2010 and December 31, 2009, the Company’s net investment in the securitization trusts, which is the maximum amount of the Company’s investment that is at risk to loss and represents the difference between the carrying amount of the loans and real estate owned held in securitization trusts and the amount of CDO’s outstanding, was $8.9 million and $10.0 million, respectively.

The following sets forth delinquent loans, including real estate owned through foreclosure (REO) in our portfolio as of December 31, 2010 and December 31, 2009 (dollar amounts in thousands):

December 31, 2010

Days Late	Number of Delinquent Loans	Total Dollar Amount	% of Loan Portfolio
30-60	7	$2,515	1.09%
61-90	4	$4,362	1.89%
90+	35	$18,191	7.90%
Real estate owned through foreclosure	3	$894	0.39%

December 31, 2009

Days Late	Number of Delinquent Loans	Total Dollar Amount	% of Loan Portfolio
30-60	5	$2,816	1.01%
61-90	4	$1,150	0.41%
90+	32	$15,915	5.73%
Real estate owned through foreclosure	2	$739	0.27%

4.	Investment in Limited Partnership

The Company has a non-controlling, unconsolidated limited partnership interest in an entity that is accounted for using the equity method of accounting. Capital contributions, distributions, and profits and losses of the entity are allocated in accordance with the terms of the limited partnership agreement. The Company owns 100% of the equity of the limited partnership, but has no decision-making powers, and therefore does not consolidate the limited partnership. Our maximum exposure to loss in this variable interest entity is our net cash invested of $18.2 million at December 31, 2010.

During the third and fourth quarters of 2010, HC invested, in exchange for limited partnership interests, $19.4 million in a limited partnership that was formed for the purpose of acquiring, servicing, selling or otherwise disposing of first-lien residential mortgage loans. The pool of mortgage loans was acquired by the partnership at a significant discount to the loans’ unpaid principal balance.

At December 31, 2010, the Company had an investment in a limited partnership of $18.7 million. For the year ended December 31, 2010, the Company recognized income from the investment in limited partnership of $0.5 million.

The balance sheet of the investment in limited partnership at December 31, 2010 is as follows (dollar amounts in thousands):

Assets
Cash	$152
Mortgage loans held for sale (net)	18,072
Other assets	478

Total Assets	$18,702

Liabilities & Partners’ Equity
Other liabilities	$37
Partners’ equity	18,665

Total Liabilities & Partners’ Equity	$18,702

The statement of operations of the investment in limited partnership for the year ended December 31, 2010 is as follows (dollar amounts in thousands):

Statement of Operations
Interest income	$489
Realized gain	164

Total Income	653
Other expenses	(157)

Net Income	$496

5.	Derivative Instruments and Hedging Activities

The Company enters into derivative instruments to manage its interest rate risk exposure. These derivative instruments include interest rate swaps and caps entered into to reduce interest expense costs related to our repurchase agreements, CDOs and our subordinated debentures. The Company’s interest rate swaps are designated as cash flow hedges against the benchmark interest rate risk associated with its short term repurchase agreements. There were no costs incurred at the inception of our interest rate swaps, under which the Company agrees to pay a fixed rate of interest and receive a variable interest rate based on one month LIBOR, on the notional amount of the interest rate swaps. The Company’s interest rate swap notional amounts are based on an amortizing schedule fixed at the start date of the transaction. The Company’s interest rate cap transactions are designated as cashflow hedges against the benchmark interest rate risk associated with the CDOs and the subordinated debentures. The interest rate cap transactions were initiated with an upfront premium that is being amortized over the life of the contract.

The Company documents its risk-management policies, including objectives and strategies, as they relate to its hedging activities, and upon entering into hedging transactions, documents the relationship between the hedging instrument and the hedged liability contemporaneously. The Company assesses, both at inception of a hedge and on an on-going basis, whether or not the hedge is “highly effective” when using the matched term basis.

The Company discontinues hedge accounting on a prospective basis and recognizes changes in the fair value through earnings when: (i) it is determined that the derivative is no longer effective in offsetting cash flows of a hedged item (including forecasted transactions); (ii) it is no longer probable that the forecasted transaction will occur; or (iii) it is determined that designating the derivative as a hedge is no longer appropriate. The Company’s derivative instruments are carried on the Company’s balance sheet at fair value, as assets, if their fair value is positive, or as liabilities, if their fair value is negative. The Company’s derivative instruments are designated as “cash flow hedges,” changes in their fair value are recorded in accumulated other comprehensive income(loss), provided that the hedges are effective. A change in fair value for any ineffective amount of the Company’s derivative instruments would be recognized in earnings. The Company has not recognized any change in the value of its existing derivative instruments through earnings as a result of ineffectiveness of any of its hedges.

The following table presents the fair value of derivative instruments and their location in the Company’s consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively (dollar amounts in thousands):

Derivative Designated as Hedging	Balance Sheet Location	December 31, 2010	December 31, 2009
Interest Rate Caps	Receivables and other assets	$—	$4
Interest Rate Swaps	Derivative liabilities	1,087	2,511

The following table presents the impact of the Company’s derivative instruments on the Company’s accumulated other comprehensive income(loss) for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

	Years Ended December 31,
Derivative Designated as Hedging Instruments	2010	2009
Accumulated other comprehensive income(loss) for derivative instruments:

Balance at beginning of the period	$(2,904)	$(5,560)

Unrealized gain on interest rate caps	394	974

Unrealized gain (loss) on interest rate swaps	1,423	1,682
Reclassification adjustment for net gains (losses) included in net income for hedges	—	—

Balance at end of the period	$(1,087)	$(2,904)

The Company estimates that over the next 12 months, approximately $0.9 million of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive income/(loss) into earnings.

The following table details the impact of the Company’s interest rate swaps and interest rate caps included in interest expense for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

	Years Ended December 31,
	2010	2009

Interest Rate Caps:
Interest expense-investment securities and loans held in securitization trusts	$308	$637

Interest expense-subordinated debentures	92	353

Interest Rate Swaps:
Interest expense-investment securities and loans held in securitization trusts	2,515	3,228

Interest Rate Swaps - The Company is required to pledge assets under a bi-lateral margin arrangement, including either cash or Agency RMBS, as collateral for its interest rate swaps, whose collateral requirements vary by counterparty and change over time based on the market value, notional amount, and remaining term of the interest rate swap (“Swap”). In the event the Company is unable to meet a margin call under one of its Swap agreements, thereby causing an event of default or triggering an early termination event under one of its Swap agreements, the counterparty to such agreement may have the option to terminate all of such counterparty’s outstanding Swap transactions with the Company. In addition, under this scenario, any close-out amount due to the counterparty upon termination of the counterparty’s transactions would be immediately payable by the Company pursuant to the applicable agreement. The Company believes it was in compliance with all margin requirements under its Swap agreements as of December 31, 2010 and December 31, 2009. The Company had $1.2 million and $2.9 million of restricted cash related to margin posted for Swaps as of December 31, 2010 and December 31, 2009, respectively.

The use of interest rate swaps exposes the Company to counterparty credit risks in the event of a default by a Swap counterparty. If a counterparty defaults under the applicable Swap agreement the Company may be unable to collect payments to which it is entitled under its Swap agreements, and may have difficulty collecting the assets it pledged as collateral against such Swaps. The Company currently has in place with all outstanding Swap counterparties bi-lateral margin agreements thereby requiring a party to post collateral to the Company for any valuation deficit. This arrangement is intended to limit the Company’s exposure to losses in the event of a counterparty default.

The following table presents information about the Company’s interest rate swaps as of December 31, 2010 and 2009 (dollar amounts in thousands):

	December 31, 2010		December 31, 2009
Maturity (1)	Notional Amount	Weighted Average Fixed Pay Interest Rate	Notional Amount	Weighted Average Fixed Pay Interest Rate
Within 30 Days	$24,080	2.99%	$2,070	2.99%
Over 30 days to 3 months	2,110	3.03	3,700	2.99
Over 3 months to 6 months	2,280	3.03	8,330	2.99
Over 6 months to 12 months	5,600	3.03	34,540	2.98
Over 12 months to 24 months	16,380	3.01	34,070	3.00
Over 24 months to 36 months	8,380	2.93	16,380	3.01
Over 36 months to 48 months	—	—	8,380	2.93
Over 48 months	—	—	—	—

Total	$58,830	3.00%	$107,470	2.99%

(1)	The Company enters into scheduled amortizing interest rate swap transactions whereby the Company pays a fixed rate of interest and receives one month LIBOR.

Interest Rate Caps – Interest rate caps are designated by the Company as cash flow hedges against interest rate risk associated with the Company’s CDOs and the subordinated debentures. The interest rate caps associated with the CDOs are amortizing contractual notional schedules determined at origination. The Company had $76.0 million and $182.2 million of interest rate caps outstanding as of December 31, 2010 and December 31, 2009, respectively. These interest rate caps are utilized to cap the interest rate on the CDOs at a fixed-rate when one month LIBOR exceeds a predetermined rate.

6.	Financing Arrangements, Portfolio Investments

The Company has entered into repurchase agreements with third party financial institutions to finance its RMBS portfolio. The repurchase agreements are short-term borrowings that bear interest rates typically based on a spread to LIBOR, and are secured by the RMBS which they finance. As of December 31, 2010, the Company had repurchase agreements with an outstanding balance of $35.6 million and a weighted average interest rate of 0.39%. At December 31, 2009, the Company had repurchase agreements with an outstanding balance of $85.1 million and a weighted average interest rate of 0.27%. At December 31, 2010 and December 31, 2009, securities pledged as collateral for repurchase agreements had estimated fair values and carrying values of $38.5 million and $91.1 million, respectively. As of December 31, 2010, the average days to maturity for all repurchase agreements are 29 days.

The follow table summarizes outstanding repurchase agreement borrowings secured by portfolio investments as of December 31, 2010 and December 31, 2009 (dollar amounts in thousands):

Repurchase Agreements by Counterparty

Counterparty Name	December 31, 2010	December 31, 2009
Cantor Fitzgerald	$4,990	$9,643
Credit Suisse First Boston LLC	12,080	20,477
Jefferies & Company, Inc.	9,476	17,764
RBS Greenwich Capital	—	22,962
South Street Securities LLC	9,086	14,260

Total Financing Arrangements, Portfolio Investments	$35,632	$85,106

As of December 31, 2010, the outstanding balance under our repurchase agreements was funded at an advance rate of 94% that implies a haircut of 6%.

In the event we are unable to obtain sufficient short-term financing through repurchase agreements or otherwise, or our lenders start to require additional collateral, we may have to liquidate our investment securities at a disadvantageous time, which could result in losses. Any losses resulting from the disposition of our investment securities in this manner could have a material adverse effect on our operating results and net profitability.

As of December 31, 2010, the Company had $19.4 million in cash and $47.6 million in unencumbered securities to meet additional haircut or market valuation requirements, including $18.0 million of RMBS, of which $9.1 million are Agency RMBS. The $19.4 million of cash and the $18.0 million in RMBS (which, collectively, represents 105% of our financing arrangements, portfolio investments) are liquid and could be monetized to pay down or collateralize the liability immediately.

7.	Collateralized Debt Obligations

The Company’s CDOs, which are recorded as liabilities on the Company’s balance sheet, are secured by ARM loans pledged as collateral, which are recorded as assets of the Company. As of December 31, 2010 and December 31, 2009, the Company had CDOs outstanding of $220.0 million and $266.8 million, respectively. As of December 31, 2010 and December 31, 2009, the current weighted average interest rate on these CDOs was 0.65% and 0.61%, respectively. The CDOs are collateralized by ARM loans with a principal balance of $229.3 million and $277.0 million at December 31, 2010 and December 31, 2009, respectively. The Company retained the owner trust certificates, or residual interest for three securitizations, and, as of December 31, 2010 and December 31, 2009, had a net investment in the securitizations trusts of $8.9 million and $10.0 million, respectively.

The CDO transactions include amortizing interest rate cap contracts with an aggregate notional amount of $76.0 million as of December 31, 2010 and an aggregate notional amount of $182.2 million as of December 31, 2009, which are recorded as an asset of the Company. The interest rate caps are carried at fair value and totaled $0 as of December 31, 2010 and $4,476 as of December 31, 2009, respectively. The interest rate caps reduce interest rate exposure on these transactions.

8.	Subordinated Debentures (Net)

The follow table summarizes outstanding repurchase agreement borrowings secured by portfolio investments as of December 31, 2010 and December 31, 2009 (dollar amounts in thousands):

	December 31,
	2010	2009
Subordinated debentures	$45,000	$45,000
Less: unamortized bond issuance costs	—	(108)

Subordinated debentures (net)	$45,000	$44,892

On September 1, 2005 the Company closed a private placement of $20.0 million of trust preferred securities to Taberna Preferred Funding II, Ltd., a pooled investment vehicle. The securities were issued by NYM Preferred Trust II and are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities had a fixed interest rate equal to 8.35% up to and including July 30, 2010, at which point the interest rate was converted to a floating rate equal to three-month LIBOR plus 3.95% until maturity (4.24% at December 31, 2010). The securities mature on October 30, 2035 and may be called at par by the Company any time after October 30, 2010. The preferred stock of NYM Preferred Trust II has been classified as subordinated debentures in the liability section of the Company’s consolidated balance sheet.

On March 15, 2005 the Company closed a private placement of $25.0 million of trust preferred securities to Taberna Preferred Funding I, Ltd., a pooled investment vehicle. The securities were issued by NYM Preferred Trust I and are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to three-month LIBOR plus 3.75%, resetting quarterly (4.05% at December 31, 2010 and 4.00% at December 31, 2009). The securities mature on March 15, 2035 and may be called at par by the Company any time after March 15, 2010. The preferred stock of NYM Preferred Trust I has been classified as subordinated debentures in the liability section of the Company’s consolidated balance sheet.

As of March 2, 2011, the Company has not been notified, and is not aware, of any event of default under the covenants for the subordinated debentures.

9.	Discontinued Operation

In connection with the sale of our mortgage origination platform assets during the quarter ended March 31, 2007, we classified our mortgage lending segment as a discontinued operation. As a result, we have reported revenues and expenses related to the segment as a discontinued operation for all periods presented in the accompanying consolidated financial statements. Certain assets, such as the deferred tax asset, and certain liabilities, such as subordinated debentures and liabilities related to lease facilities not sold, are part of our ongoing operations and accordingly, we have not included these items as part of the discontinued operation. Assets and liabilities related to the discontinued operation are $4.0 million and $0.6 million, respectively, at December 31, 2010, and $4.2 million and $1.8 million, respectively, at December 31, 2009, and are included in receivables and other assets and accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Balance Sheet Data

The components of assets related to the discontinued operation as of December 31, 2010 and December 31, 2009 are as follows (dollar amounts in thousands):

	December 31,
	2010	2009
Accounts and accrued interest receivable	$18	$18
Mortgage loans held for sale (net)	3,808	3,841
Prepaid and other assets	213	358

Total assets	$4,039	$4,217

The components of liabilities related to the discontinued operation as of December 31, 2010 and 2009 are as follows (dollar amounts in thousands):

	December 31,
	2010	2009
Due to loan purchasers	$342	$342
Accounts payable and accrued expenses	214	1,436

Total liabilities	$556	$1,778

Statements of Operations Data

The statements of operations of the discontinued operation for the years ended December 31, 2010 and 2009 are as follows (dollar amounts in thousands):

	For the Year Ended December 31,
	2010	2009
Revenues	$1,403	$1,242
Expenses	268	456

Income from discontinued operations – net of tax	$1,135	$786

10.	Commitments and Contingencies

Loans Sold to Third Parties – The Company sold its discontinued mortgage lending business in March 2007. In the normal course of business, the Company is obligated to repurchase loans based on violations of representations and warranties in the loan sale agreements. The Company did not repurchase any loans during the years ended December 31, 2010 and 2009.

The Company periodically receives repurchase requests based on alleged violations of representations and warranties, each of which management reviews to determine, based on management’s experience, whether such requests may reasonably be deemed to have merit. As of December 31, 2010, we had a total of $2.0 million of unresolved repurchase requests that management concluded may reasonably be deemed to have merit, against which the Company has a reserve of approximately $0.3 million. The reserve is based on one or more of the following factors; historical settlement rates, property value securing the loan in question and specific settlement discussions with third parties.

Outstanding Litigation - The Company is at times subject to various legal proceedings arising in the ordinary course of business. As of December 31, 2010, the Company does not believe that any of its current legal proceedings, individually or in the aggregate, will have a material adverse effect on its operations, financial condition or cash flows.

Leases - The Company leases its corporate office under a short-term lease agreement expiring in 2013. This lease is accounted for as an operating lease. Total property lease expense amounted to $0.2 million for each of the years ended December 31, 2010 and December 31, 2009.

Letters of Credit – The Company maintains a letter of credit in the amount of $0.2 million in lieu of a cash security deposit for its current corporate headquarters, located at 52 Vanderbilt Avenue in New York City, for its landlord, Vanderbilt Associates I, L.L.C, as beneficiary. This letter of credit is secured by cash deposited in a bank account maintained at JP Morgan Chase bank.

As of December 31, 2010 obligations under non-cancelable operating leases that have an initial term of more than one year are as follows (dollar amounts in thousands):

Year Ending December 31,	Total
2011	$193
2012	198
2013	67

$458

11.	Concentrations of Credit Risk

At December 31, 2010 and 2009, there were geographic concentrations of credit risk exceeding 5% of the total loan balances within mortgage loans held in the securitization trusts and the real estate owned as follows:

	December 31,
	2010	2009
New York	37.9%	38.9%
Massachusetts	25.0%	24.3%
New Jersey	8.7%	8.5%
Florida	5.6%	5.7%

12.	Fair Value of Financial Instruments

The Company has established and documented processes for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, then fair value is based upon internally developed models that primarily use inputs that are market-based or independently-sourced market parameters, including interest rate yield curves.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of valuation hierarchy are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies used for the Company’s financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

a. Investment Securities Available for Sale (RMBS) - Fair value for the RMBS in our portfolio is based on quoted prices provided by dealers who make markets in similar financial instruments. The dealers will incorporate common market pricing methods, including a spread measurement to the Treasury curve or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, collateral type, rate reset period and seasoning or age of the security. If quoted prices for a security are not reasonably available from a dealer, the security will be re-classified as a Level 3 security and, as a result, management will determine the fair value based on characteristics of the security that the Company receives from the issuer and based on available market information. Management reviews all prices used in determining valuation to ensure they represent current market conditions. This review includes surveying similar market transactions, comparisons to interest pricing models as well as offerings of like securities by dealers. The Company's investment securities that are comprised of RMBS are valued based upon readily observable market parameters and are classified as Level 2 fair values.

b. Investment Securities Available for Sale (CLO) - The fair value of the CLO notes, as of December 31, 2009, was based on management’s valuation determined using a discounted future cash flows model that management believes would be used by market participants to value similar financial instruments. At December 31, 2010, the fair value of the CLO notes was based on quoted prices provided by dealers who make markets in similar financial instruments. The CLO notes were previously classified as Level 3 fair values and were re-classified as Level 2 fair values in the fourth quarter of 2010.

c. Interest Rate Swaps and Caps - The fair value of interest rate swaps and caps are based on dealer quotes. The model utilizes readily observable market parameters, including treasury rates, interest rate swap spreads and swaption volatility curves. The Company’s interest rate caps and swaps are classified as Level 2 fair values.

The following table presents the Company’s financial instruments measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009 on the Company’s consolidated balance sheets (dollar amounts in thousands):

	Measured at Fair Value on a Recurring Basis at December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets carried at fair value:
Investment securities available for sale:
Agency RMBS	$—	$47,529	$—	$47,529
Non-Agency RMBS	—	8,985	—	8,985
CLO	—	29,526	—	29,526

Total	$—	$86,040	$—	$86,040

Liabilities carried at fair value:
Derivative liabilities (interest rate swaps)	$—	$1,087	$—	$1,087

Total	$—	$1,087	$—	$1,087

	Measured at Fair Value on a Recurring Basis at December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets carried at fair value:
Investment securities available for sale:
Agency RMBS	$—	$116,226	$—	$116,226
Non-Agency RMBS	—	42,866	—	42,866
CLO	—	—	17,599	17,599
Derivative assets (interest rate caps)	—	4	—	4

Total	$—	$159,096	$17,599	$176,695

Liabilities carried at fair value:
Derivative liabilities (interest rate swaps)	$—	$2,511	$—	$2,511

Total	$—	$2,511	$—	$2,511

The following table details changes in valuation for the Level 3 assets for the years ended December 31, 2010 and 2009, respectively (amounts in thousands):

Investment securities available for sale: CLO

	Years Ended December 31,
	2010	2009
Balance at beginning of period	$17,599	$—
Total gains (realized/unrealized)
Included in earnings (1)	2,100	459
Included in other comprehensive income/(loss)	9,827	8,412
Purchases	—	8,728
Transfers out of Level 3 (2)	(29,526)	—

Balance at the end of period	$—	$17,599

(1) –	Amounts included in interest income.

(2) –	Transfers from Level 3 to Level 2 fair values due to management determining that there is a reliable market for these assets based upon quoted prices provided by dealers who make markets in similar investments.

Any changes to the valuation methodology are reviewed by management to ensure the changes are appropriate. As markets and products develop and the pricing for certain products becomes more transparent, the Company continues to refine its valuation methodologies. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of each reporting date, which may include periods of market dislocation, during which time price transparency may be reduced. This condition could cause the Company’s financial instruments to be reclassified from Level 2 to Level 3 in future periods.

The following table presents assets measured at fair value on a non-recurring basis as of December 31, 2010 and December 31, 2009 on the consolidated balance sheets (dollar amounts in thousands):

	Assets Measured at Fair Value on a Non-Recurring Basis at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mortgage loans held for investment	$—	$—	$7,460	$7,460
Mortgage loans held for sale (net) – included in discontinued operations	—	—	3,808	3,809
Mortgage loans held in securitization trusts (net) – impaired loans	—	—	6,576	6,576
Real estate owned held in securitization trusts	—	—	740	740

	Assets Measured at Fair Value on a Non-Recurring Basis at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mortgage loans held for sale (net) – included in discontinued operations	$—	$—	$3,841	$3,841
Mortgage loans held in securitization trusts (net) – impaired loans	—	—	7,090	7,090
Real estate owned held in securitization trusts	—	—	546	546

The following table presents losses incurred for assets measured at fair value on a non-recurring basis for the years ended December 31, 2010 and December 31, 2009 on the Company’s consolidated statements of operations (dollar amounts in thousands):

	Years Ended
	December 31, 2010	December 31, 2009
Mortgage loans held for sale (net) – included in discontinued operations	$—	$245
Mortgage loans held in securitization trusts (net) – impaired loans	1,560	2,192
Real estate owned held in securitization trusts	193	70

Mortgage Loans Held for Sale (net) –The fair value of mortgage loans held for sale (net) are estimated by the Company based on the price that would be received if the loans were sold as whole loans taking into consideration the aggregated characteristics of the loans such as, but not limited to, collateral type, index, interest rate, margin, length of fixed interest rate period, life time cap, periodic cap, underwriting standards, age and credit.

Mortgage Loans Held in Securitization Trusts (net) – Impaired Loans – Impaired mortgage loans held in the securitization trusts are recorded at amortized cost less specific loan loss reserves. Impaired loan value is based on management’s estimate of the net realizable value taking into consideration local market conditions of the distressed property, updated appraisal values of the property and estimated expenses required to remediate the impaired loan.

Real Estate Owned Held in Securitization Trusts – Real estate owned held in the securitization trusts are recorded at net realizable value. Any subsequent adjustment will result in the reduction in carrying value with the corresponding amount charge to earnings. Net realizable value based on an estimate of disposal taking into consideration local market conditions of the distressed property, updated appraisal values of the property and estimated expenses required to sell the property.

The following table presents the carrying value and estimated fair value of the Company’s financial instruments at December 31, 2010 and December 31, 2009 (dollar amounts in thousands):

	December 31, 2010		December 31, 2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$19,375	$19,375	$24,522	$24,522
Investment securities – available for sale	86,040	86,040	176,691	176,691
Mortgage loans held in securitization trusts (net)	228,185	206,560	276,176	253,833
Derivative assets	—	—	4	4
Assets related to discontinued operation-mortgage loans held for sale (net)	3,808	3,808	3,841	3,841
Receivable for securities sold	5,653	5,653	—	—

Financial Liabilities:
Financing arrangements, portfolio investments	$35,632	$35,632	$85,106	$85,106
Collateralized debt obligations	219,993	185,609	266,754	211,032
Derivative liabilities	1,087	1,087	2,511	2,511
Subordinated debentures (net)	45,000	36,399	44,892	26,563
Convertible preferred debentures (net)	—	—	19,851	19,363

In addition to the methodology to determine the fair value of the Company’s financial assets and liabilities reported at fair value on a recurring basis and non-recurring basis, as previously described, the following methods and assumptions were used by the Company in arriving at the fair value of the Company’s other financial instruments in the following table:

a. Cash and cash equivalents – Estimated fair value approximates the carrying value of such assets.

b. Mortgage Loans Held in Securitization Trusts (net) – Mortgage loans held in the securitization trusts are recorded at amortized cost. Fair value is estimated using pricing models and taking into consideration the aggregated characteristics of groups of loans such as, but not limited to, collateral type, index, interest rate, margin, length of fixed-rate period, life cap, periodic cap, underwriting standards, age and credit estimated using the estimated market prices for similar types of loans.

c. Receivable for securities sold – Estimated fair value approximates the carrying value of such assets.

d. Financing arrangements, portfolio investments – The fair value of these financing arrangements approximates cost as they are short term in nature and mature in 30 days.

e. Collateralized debt obligations – The fair value of these CDOs is based on discounted cashflows as well as market pricing on comparable obligations.

f. Subordinated debentures (net) – The fair value of these subordinated debentures (net) is based on discounted cashflows using management’s estimate for market yields.

g. Convertible preferred debentures (net) – The fair value of the convertible preferred debentures (net) is based on discounted cashflows using management’s estimate for market yields.

13.	Income taxes

A reconciliation of the statutory income tax provision to the effective income tax provision for the years ended December 31, 2010 and 2009, are as follows (dollar amounts in thousands).

	December 31,
	2010		2009
Provision at statutory rate	$2,382	(35.0)%	$3,546	(35.0)%
Non-taxable REIT income	(813)	11.9%	(3,008)	30.0%
State and local tax provision	414	(6.1)%	142	(1.0)%
Valuation allowance	(1,983)	29.2%	(680)	6.0%

Total provision	$—	—%	$—	—%

The income tax provision for the year ended December 31, 2010 is comprised of the following components (dollar amounts in thousands):

Current income tax expense	$83
Deferred income tax expense	(83)

Total provision	$—

The income tax provision for the year ended December 31, 2009 is comprised of the following components (dollar amounts in thousands).

Current income tax expense	$—
Deferred income tax expense	—

Total provision	$—

The gross deferred tax asset at December 31, 2010 is $26.0 million. The major sources of temporary differences included in the deferred tax assets and their deferred tax effect as of December 31, 2010 are as follows (dollar amounts in thousands):

Deferred tax assets:
Net operating loss carryover	$25,662
GAAP reserves	342

Gross deferred tax asset	26,004
Valuation allowance	(25,921)

Net deferred tax asset	$83

At December 31, 2010, the Company had approximately $58 million of net operating loss carryforwards which may be used to offset future taxable income. The carryforwards will expire in 2024 through 2029. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in the Company’s ownership occur. The Company may have undergone an ownership change within the meaning of IRC section 382 that would impose such a limitation. The Company is assessing the amount of such limitation, if any. At this time, based on management’s assessment of the limitations, management does not believe that the limitation would cause a significant amount of the Company's net operating losses to expire unused.

The gross deferred tax asset at December 31, 2009 is $29.4 million. The major sources of temporary differences included in the deferred tax assets and their deferred tax effect as of December 31, 2009 are as follows (dollar amounts in thousands):

Deferred tax assets:
Net operating loss carryover	$27,697
Mark to market adjustment	469
Sec. 267 disallowance	268
Charitable contribution carryforward	1
GAAP reserves	429
Rent expense	537

Gross deferred tax asset	29,401
Valuation allowance	(29,401)

Net deferred tax asset	$—

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2007.

14.	Segment Reporting

The Company manages a mortgage portfolio which operates as one reporting segment.

15.	Capital Stock and Earnings per Share

The Company had 400,000,000 shares of common stock, par value $0.01 per share, authorized with 9,425,442 and 9,415,094 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively. As of December 31, 2010 and December 31, 2009, the Company had 200,000,000 shares of preferred stock, par value $0.01 per share, authorized, including 2,000,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock (“Series A Preferred Stock”). As of December 31, 2010 and December 31, 2009, the Company had issued and outstanding 0 and 1,000,000 shares, respectively, of Series A Preferred Stock. Of the common stock authorized at December 31, 2010, 1,190,000 shares were reserved for issuance under the Company’s 2010 Stock Incentive Plan. The Company issued 11,177 and 99,000 shares of common stock during the years ended December 31, 2010 and 2009, respectively. In addition, 829 and 4,000 shares of common stock were forfeited during the years ended December 31, 2010 and 2009, respectively.

The following table presents cash dividends declared by the Company on its common stock with respect to each of the quarterly periods commencing January 1, 2009 and ended December 31, 2010.

Period	Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
Fourth Quarter 2010	December 20, 2010	December 30, 2010	January 25, 2011	$0.18
Third Quarter 2010	October 4, 2010	October 14, 2010	October 25, 2010	0.18
Second Quarter 2010	June 16, 2010	July 6, 2010	July 26, 2010	0.18
First Quarter 2010	March 16, 2010	April 1, 2010	April 26, 2010	0.25

Fourth Quarter 2009	December 21, 2009	January 7, 2010	January 26, 2010	0.25
Third Quarter 2009	September 29, 2009	October 13, 2009	October 26, 2009	0.25
Second Quarter 2009	June 15, 2009	June 26, 2009	July 27, 2009	0.23
First Quarter 2009	March 25, 2009	April 6, 2009	April 27,2009	0.18

The following table presents cash dividends declared by the Company on its Series A Preferred Stock from January 1, 2009 through December 31, 2010.

Period	Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
Fourth Quarter 2010	December 20, 2010	December 30, 2010	December 31, 2010	$0.50
Third Quarter 2010	September 29, 2010	September 30, 2010	October 29, 2010	0.50
Second Quarter 2010	June 16, 2010	June 30, 2010	July 30, 2010	0.50
First Quarter 2010	March 16, 2010	March 31, 2010	April 30, 2010	0.63

Fourth Quarter 2009	December 21, 2009	December 31, 2009	January 29, 2010	0.63
Third Quarter 2009	September 29, 2009	September 30, 2009	October 30, 2009	0.63
Second Quarter 2009	June 15, 2009	June 30, 2009	July 30, 2009	0.58
First Quarter 2009	March 25, 2009	March 31, 2009	April 30,2009	0.50

During 2010, taxable dividends for our common stock were $0.23 per share. For tax reporting purposes, the 2010 taxable dividends were classified as $0.23 per share ordinary income and $.81 per share a return of capital.

During 2009, taxable dividends for our common stock were $0.76 per share. For tax reporting purposes, the 2009 taxable dividends were classified as ordinary income.

The Company calculates basic net income (loss) per share by dividing net income (loss) for the period by weighted-average shares of common stock outstanding for that period. Diluted net income (loss) per share takes into account the effect of dilutive instruments, such as convertible preferred stock, stock options and unvested restricted or performance stock, but uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding.

The following table presents the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share amounts):

	For the Years Ended December 31,
	2010	2009
Numerator:
Net income – Basic	$6,805	$11,670
Net income from continuing operations	5,670	10,884
Net income from discontinued operations (net of tax)	1,135	786
Effect of dilutive instruments:
Convertible preferred debentures	2,274	2,474
Net income – Dilutive	9,079	14,144
Net income from continuing operations	7,944	13,358
Net income from discontinued operations (net of tax)	$1,135	$786
Denominator:
Weighted average basic shares outstanding	9,422	9,367
Effect of dilutive instruments:
Convertible preferred debentures	2,500	2,500
Weighted average dilutive shares outstanding	11,922	11,867
EPS:
Basic EPS	$0.72	$1.25
Basic EPS from continuing operations	0.60	1.16
Basic EPS from discontinued operations (net of tax)	0.12	0.09
Dilutive EPS	$0.72	$1.19
Dilutive EPS from continuing operations	0.60	1.12
Dilutive EPS from discontinued operations (net of tax)	0.12	0.07

16.	Convertible Preferred Debentures (Net)

As of December 31, 2010, the 1.0 million shares of our Series A Preferred Stock matured, at which time we redeemed all outstanding shares at the $20.00 per share liquidation preference plus the fourth quarter accrued dividends. We paid the aggregate liquidation preference and accrued dividends from working capital. The Company recorded the dividend as interest expense because of the mandatory redemption feature.

We issued these shares of Series A Preferred Stock to JMP Group Inc. and certain of its affiliates for an aggregate purchase price of $20.0 million. The Series A Preferred Stock entitled the holders to receive a minimum cumulative dividend of 10% per year, subject to an increase to the extent any quarterly common stock dividends exceeded $0.20 per share.

17.	Stock Incentive Plans

In May 2010, the Company’s stockholders approved the Company’s 2010 Stock Incentive Plan (the “2010 Plan”), with such stockholder action resulting in the termination of the Company’s 2005 Stock Incentive Plan (the “2005 Plan”). The terms of the 2010 Plan are substantially the same as the 2005 Plan. However, any outstanding awards under the 2005 Plan will continue in accordance with the terms of the 2005 Plan and any award agreement executed in connection with such outstanding awards. At December 31, 2010, there are 28,999 shares of restricted stock outstanding under the 2005 Plan.

Pursuant to the 2010 Plan, eligible employees, officers and directors of the Company are offered the opportunity to acquire the Company’s common stock through the award of restricted stock and other equity awards under the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan is 1,190,000. The Company’s directors have been issued 7,177 shares in lieu of cash compensation under the 2010 Plan as of December 31, 2010.

During the years ended December 31, 2010 and 2009, the Company recognized non-cash compensation expense of $0.2 million and $0.3 million, respectively. Dividends are paid on all restricted stock issued, whether those shares have vested or not. In general, non-vested restricted stock is forfeited upon the recipient’s termination of employment.

A summary of the activity of the Company’s non-vested restricted stock for the years ended December 31, 2010 and 2009 are presented below:

	2010		2009
	Number of Non-vested Restricted Shares	Weighted Average Per Share Grant Date Fair Value (1)	Number of Non-vested Restricted Shares	Weighted Average Per Share Grant Date Fair Value (1)
Non-vested shares at January 1	60,665	$5.28	—	$—
Granted	4,000	7.50	99,000	5.28
Forfeited	(829)	5.28	(4,000)	—
Vested	(34,837)	5.41	(34,335)	5.28

Non-vested shares as of December 31	28,999	$5.43	60,665	$5.28

Weighted-average fair value of restricted stock granted during the period	4,000	$7.50	99,000	$5.28

(1)	The grant date fair value of restricted stock awards is based on the closing market price of the Company’s common stock at the grant date.

At December 31, 2010 and 2009, the Company had unrecognized compensation expense of $0.1 million and $0.2 million, respectively, related to the non-vested shares of restricted common stock. The unrecognized compensation expense at December 31, 2010 is expected to be recognized over a weighted average period of 0.6 years. The total fair value of restricted shares vested during the years ended December 31, 2010 and 2009 was $0.2 million and $0.2 million, respectively.

18.	Quarterly Financial Data (unaudited)

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters (dollar amounts in thousands, except per share data):

	Three Months Ended
	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
Interest income	$6,221	$5,185	$4,536	$3,957
Interest expense	2,813	2,495	2,311	1,992

Net interest income	3,408	2,690	2,225	1,965

Other Income (Expense):
Provision for loan losses	(2)	(600)	(734)	(894)
Income from investment in limited partnership	—	—	150	346
Realized gain on investment securities and related hedges	807	1,291	1,860	1,404
Impairment loss on investment securities	—	—	—	(296)

Total other income (expense)	805	691	1,276	560

General, administrative and other expenses	1,856	2,107	2,222	1,765

Income from continuing operations	2,357	1,274	1,279	760

Income from discontinued operation - net of tax	311	268	298	258

Net income	$2,668	$1,542	$1,577	$1,018

Per share basic income	$0.28	$0.16	$0.17	$0.11

Per share diluted income	$0.28	$0.16	$0.17	$0.11

Dividends declared per common share	$0.25	$0.18	$—	$0.36

Weighted average shares outstanding-basic	9,418	9,419	9,425	9,425

Weighted average shares outstanding-diluted	11,918	11,919	9,425	9,425

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009
Interest income	$8,585	$7,621	$7,994	$6,895
Interest expense	4,491	3,463	3,311	2,970

Net interest income	4,094	4,158	4,683	3,925

Other Income (Expense):
Provision for loan losses	(629)	(259)	(526)	(848)
Realized gain on investment securities and related hedges	123	141	359	2,659
Impairment loss on investment securities	(119)	—	—	—

Total other income (expense)	(625)	(118)	(167)	1,811

General, administrative and other expenses	1,570	1,602	1,875	1,830

Income from continuing operations	1,899	2,438	2,641	3,906

Income from discontinued operation - net of tax	155	109	236	286

Net income	$2,054	$2,547	$2,877	$4,192

Per share basic income	$0.22	$0.27	$0.31	$0.45

Per share diluted income	$0.22	$0.27	$0.30	$0.40

Dividends declared per common share	$0.18	$0.23	$0.25	$0.25

Weighted average shares outstanding-basic	9,320	9,320	9,406	9,419

Weighted average shares outstanding-diluted	11,820	11,820	11,906	11,919

19.	Related Party Transactions

Advisory Agreements

On January 18, 2008, the Company entered into an advisory agreement (the “Prior Advisory Agreement”) with Harvest Capital Strategies LLC (“HCS”) (formerly known as JMP Asset Management LLC), pursuant to which HCS was responsible for implementing and managing the Company’s investments in certain real estate-related and financial assets. The Company entered into the Prior Advisory Agreement concurrent and in connection with its private placement of Series A Preferred Stock to JMP Group Inc. and certain of its affiliates. HCS is a wholly-owned subsidiary of JMP Group Inc. Pursuant to SEC filings as of December 31, 2010, HCS and JMP Group Inc. collectively beneficially owned approximately 15.3% of the Company’s common stock. In addition, until its redemption on December 31, 2010, HCS and JMP Group Inc. collectively beneficially owned 100% of the Company’s Series A Preferred Stock. The Company’s Series A Preferred Stock matured on December 31, 2010, at which time we redeemed all the outstanding shares at the $20.00 per share liquidation preference plus accrued dividends of $0.5 million. The Prior Advisory Agreement was terminated effective July 26, 2010 upon execution and effectiveness of an amended and restated advisory agreement among the Company, HC, NYMF and HCS (the “HCS Advisory Agreement”).

Pursuant to the Prior Advisory Agreement, HCS managed investments made by HC and NYMF (other than certain RMBS that are held in these entities for regulatory compliance purposes) as well as any additional subsidiaries that were acquired or formed to hold investments made on the Company’s behalf by HCS. The Company sometimes refers to these subsidiaries in its periodic reports filed with the Securities and Exchange Commission as the “Managed Subsidiaries.” The Prior Advisory Agreement provided for the payment to HCS of a base advisory fee that was equal to 1.50% per annum of the “equity capital” (as defined in the advisory agreement) of the Managed Subsidiaries; and an incentive fee upon the Managed Subsidiaries achieving certain investment hurdles. HCS was also eligible to earn an incentive fee on the managed assets. The Prior Advisory Agreement incentive fee was equal to 25% of the GAAP net income of the Managed Subsidiaries attributable to the investments that are managed by HCS that exceed a hurdle rate equal to the greater of (a) 8.00% and (b) 2.00% plus the ten year treasury rate for such fiscal year payable by us to HCS in cash, quarterly in arrears; provided, however, that a portion of the incentive compensation may be paid in shares of our common stock.

Pursuant to the HCS Advisory Agreement, HCS provides investment advisory services to the Company and manages on the Company’s behalf “new program assets” acquired after the date of the HCS Advisory Agreement. The terms for new program assets, including the compensation payable thereunder to HCS by the Company, will be negotiated on a transaction-by-transaction basis. For those new program assets identified as “Managed Assets”, HCS will be (A) entitled to receive a quarterly base advisory fee (payable in arrears) in an amount equal to the product of (i)  1/4 of the amortized cost of the Managed Assets as of the end of the quarter, and (ii) 2%, and (B) eligible to earn incentive compensation on the Managed Assets for each fiscal year during the term of the Agreement in an amount (not less than zero) equal to 35% of the GAAP net income attributable to the Managed Assets for the full fiscal year (including paid interest and realized gains), after giving effect to all direct expenses related to the Managed Assets, including but not limited to, the annual consulting fee (described below) and base advisory fees, that exceeds a hurdle rate of 13% based on the average equity of the Company invested in Managed Assets during that particular year. For those new program assets identified as Scheduled Assets, HCS will receive the compensation, which may include base advisory and incentive compensation, agreed upon between the Company and HCS and set forth in a term sheet or other documentation related to the transaction. HCS will continue to be eligible to earn incentive compensation on those assets held by the Company as of the effective date of the HCS Advisory Agreement that are deemed to be managed assets under the Prior Advisory Agreement. Incentive compensation for these “legacy assets” will be calculated in the manner prescribed in the Prior Advisory Agreement. Lastly, during the term of the HCS Advisory Agreement, the Company will pay HCS an annual consulting fee equal to $1 million, subject to reduction under certain circumstances, payable on a quarterly basis in arrears, for consulting and support services related to finance, capital markets, investment and other strategic activities of the Company.

For the years ended December 31, 2010 and 2009, HCS earned aggregate base advisory and consulting fees of approximately $0.9 million and $0.8 million, respectively, and an incentive fee of approximately $2.0 million and $0.5 million, respectively. As of December 31, 2010, HCS was managing approximately $48.2 million of assets on the Company’s behalf. As of December 31, 2010 and 2009, the Company had a management fee payable totaling $0.7 million and $0.3 million, respectively, included in accrued expenses and other liabilities.

The HCS Advisory Agreement has an initial term that expires on June 30, 2012, subject to automatic annual one-year renewals thereafter. The Company may terminate the Agreement or elect not to renew the Agreement, subject to certain conditions and subject to paying a termination fee equal to the product of (A) 1.5 and (B) the sum of (i) the average annual base advisory fee earned by HCS during the 24-month period preceding the effective termination date, and (ii) the annual consulting fee. The HCS Advisory Agreement replaces the Prior Advisory Agreement.

JMP and its affiliates have, at times, co-invested with the Company and/or made debt or equity investments in investees they introduced to the Company. James J. Fowler, the Company’s Chairman and the Chief Investment Officer of HC and NYMF, is a portfolio manager for HCS and a managing director of JMP Group Inc.

Accounting Outsourcing Agreement

The Company entered into an outsourcing agreement with Real Estate Systems Implementation Group, LLC (“RESIG”) effective May 1, 2010, pursuant to which RESIG, among other things, (a) performs day-to-day accounting services for the Company and (b) effective October 4, 2010, provided a Chief Financial Officer to the Company. During 2010, RESIG earned $0.2 million in fees.